Type:  425
Sequence:  1
Description:  Rule 425 Communications



                         Filed by Lycos, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 0-27830
                         Subject Company: Terra Networks, S.A.



          This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

          Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.

[GRAPHIC OMITTED]
                                                                   Lycos, Inc.
                                                        400-2 Totten Pond Road
                                                             Waltham, MA 02451
                                                             Tel: 781-370-2700
                                                             Fax: 781-370-2600
                                                Internet: http://www.lycos.com


FOR IMMEDIATE RELEASE

Contact:   Ted Philip                         Michele Perry
           Chief Financial Officer            Director of Communications
           Lycos, Inc.                        Lycos, Inc.
           781-370-2700                       781-370-2700
           tphilip@lycos-inc.com              mperry@lycos-inc.com


                         LYCOS REPORTS FOURTH QUARTER
                             AND YEAR END RESULTS

                      Revenues Increase 110% for the Year
             Pro Forma Earnings Per Share of $0.12 for the Quarter
               Operating Margins Improve by 82% for the Quarter
         Daily Page Views Up 36% from Previous Quarter to 201 Million
             Minutes of Usage per Visitor Climbs 35% for the Year


Waltham, Mass., August 15, 2000-- Lycos, Inc. (NASDAQ: LCOS), the Internet's premier global media network, today announced financial results for its fourth quarter and fiscal year ended July 31, 2000. Revenues for the fiscal year ended July 31, 2000, rose 110% from the previous fiscal year to $291 million. Revenues for the quarter were $88 million, representing an increase of 89% over the corresponding quarter from the previous fiscal year. Net income for the quarter was $13 million or $0.12 per share, excluding amortization of goodwill, merger-related expenses and other non-recurring items. This compares to a net loss of $3 million or ($0.04) per share for the comparable period from the previous fiscal year. Including amortization of goodwill, merger-related expenses and other non-recurring items, net income for the year was $21 million or $0.19 per share as compared to a loss of $52 million or ($0.59) per share for the previous fiscal year.

"This was an exceptional year for the company, with this most recent period marking the 18th consecutive quarter during which we met or exceeded consensus estimates," said Bob Davis, president and CEO of Lycos, Inc. "The continued momentum resulting from both our Network model and unsurpassed global platform, with operations now in an industry-leading 28 countries, positions us strongly in the race for worldwide leadership."

"We continued to deliver against all key components of our strategy this quarter and we made great progress toward achieving our long-term operating model, improving margins to 13%, up from 8% last quarter," said Ted Philip, chief operating officer and chief financial officer of Lycos. "These operating results, combined with our industry-leading 36% page view growth delivered by our Network model are evidence of the strong momentum we expect to carry into our planned merger with Terra Networks as we continue to gain critical market share in each targeted region of the world."

Regarding the planned merger with Terra Networks, Mr. Davis added, "The Terra Lycos combination is right on track. We have completed all requisite filings and Terra's $2 billion rights offering is expected to commence later this month and close in mid September. We expect to complete the merger in October, thereby accelerating the momentum we once again established this quarter."

The Company announced on May 16, 2000 that it had entered into definitive agreements with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, Telefonica, S.A., the largest supplier of telecommunication services in the Spanish-and Portuguese-speaking world, and Bertelsmann, the third largest media company in the world with more than 600 companies in 54 countries. Under terms of the agreements, Lycos and Terra will combine, creating Terra Lycos in a stock-for-stock transaction. The transaction is subject to certain collar provisions which, as of August 15, 2000, provide for the exchange of 2.15 shares of Terra for each share of Lycos. All requisite regulatory filings have been completed and the transaction is presently expected to be completed in October of this year. The formation of Terra Lycos creates a global Internet powerhouse with market leadership in key strategic areas such as:

o #1 global platform with operations in 39 countries and market leadership positions in such major markets as Latin America, Canada and Korea

o    #1 growth rate with an anticipated revenue growth of nearly 80% in 2001

o #1 mobile platform with the creation of a joint venture with Telefonica Moviles, one of the world's largest providers of mobile phone services with approximately 20 million subscribers

o #1 cash position in the industry with over $3 billion in cash to fuel market share growth in all regions of the world

The agreements with Telefonica include, among other things, a commitment by Telefonica to underwrite a $2 billion rights offering by Terra prior to the closing of the merger as well as a joint venture with Telefonica Moviles, in which Terra Lycos owns a 49% stake, giving Terra Lycos access to Telefonica's extensive cable, fixed line, broadband, satellite and wireless networks, which now serve over 60 million customers globally. In addition, as part of these agreements, Terra Lycos entered into a five-year, $1 billion broad strategic relationship with Bertelsmann and Telefonica for the purchase of advertising, commerce and integration services. As part of the relationship, Terra Lycos will gain access to Bertelsmann's premier catalogue of books, music, television, film and other media content, on preferred terms.

Key accomplishments for Lycos in the fourth quarter 2000:

Audience Growth

o Worldwide traffic to the Lycos Network averaged 201 million page views per day in July, leading the industry with over 36% growth over the previous quarter.

o Registered users grew 17% to 61 million worldwide, with new users signing up at a rate of more than 100,000 per day.

International Expansion

o The Company continued its ambitious roll-out of international operations, adding four new services in China, Taiwan, Hong Kong and India.

o The Lycos global media network today offers services on 79 sites in 28 countries throughout the world and in 14 languages.

o Lycos Japan and Kadokawa Shoten launched Lycos Internet Magazine in Japan. The August 2000 inaugural issue featured a CDROM complete with premium Internet services and entertainment programs. Lycos Internet Magazine targets young professional men and women and provides information on using the power of the Internet to make life easier and more fun.

Wireless Offerings

o Lycos Anywhere (TM), a comprehensive wireless initiative, was successfully launched. Lycos Anywhere is a group of products and services that connect Lycos users to information from across the Lycos Network via their wireless devices, wherever they go.

o InPhonic.com, the leading business-to-business solutions provider of branded, customized wireless telecommunications services, and Lycos entered into an agreement to market Lycos-branded cell phones and WAP phones with wireless services to Lycos users.

o Lycos launched My Lycos Investing, delivering unprecedented personalization of finance data to users. The new site combines the industry-leading financial information delivered by Lycos's Quote.com site with the personalization capabilities of the My Lycos platform already used by millions.

Acquisitions and Investments

o Lycos completed the acquisition of MetroSplash, owner of Matchmaker.com, a leading personal classifieds site and one of the "stickiest" sites on the Internet. The acquisition provides Lycos users with a new personal classifieds community offering as well as providing Lycos with an additional subscription revenue source and an attractive site for advertisers.

o Lycos exercised its warrants to acquire 15 percent of Fast Search & Transfer (FAST), a leading Internet search technology provider. FAST is a strategic provider of various search technologies to the Lycos Network, including MP3 search, multimedia search, music hosting and FTP search.

o LycosLabs, an Internet accelerator, made its first investment, providing funding to thinkingBytes Technology, Inc., a new wireless provider of applications for the Personal Digital Assistant market. LycosLabs' focus is on financing and incubating new businesses that have the greatest synergies with the core competencies and long-range goals of the Lycos Network.

Key accomplishments for Lycos in fiscal year 2000:

Financial Milestones

o    Revenues soared 110% from $139 million in 1999 to $291 million in 2000.

o The Company reported its first profitable year with net income of $21 million or $0.19 per share as compared to a loss of $52 million or ($0.59) per share for the previous fiscal year.

o Operating margins showed a 23-point improvement from the fourth quarter of 1999.

o The Company generated over $77 million in cash from operations during the year and raised $460 million in a highly successful secondary offering in January.

o DSO's improved by approximately 20% to 31 days while receivables as a percentage of sales for the year improved by nearly 50%.

Audience Growth

o    Worldwide page views grew 164%.

o    Registered users increased 91%.

o The Lycos Network model has resulted in a 46% growth in average pages viewed by users per month and a 35% increase in the average number of minutes spent on the Network per month.

International Expansion

o The Company launched additional services throughout the world, including sites in Argentina, Brazil, Chile, China, Columbia, Hong Kong, India, Japan, Korea, Malaysia, Mexico, Peru, Singapore, Sweden, Taiwan and Venezuela.

o Lycos Europe, a joint venture between Lycos and Bertelsmann, raised approximately $650 million in its Initial Public Offering on the Neuer Markt in Germany.

o Bell Canada and Lycos announced the creation of a new Internet company, Sympatico-Lycos, to provide Canadians with expanded Internet resources for the business-to-consumer marketplace. The move establishes Lycos as the number one player in the Canadian Internet market as the joint venture becomes the consumer portal for Bell's dial-up, wireless and broadband services. As part of the agreement, Bell Canada will invest $45 million in the venture. Separately, Bell ActiMedia and Lycos signed a $40 million multi-year distribution agreement.

o Lycos and Singapore Telecom formed a $50 million pan-Asian joint venture that will bring localized versions of Lycos.com and Tripod to more than 10 additional Asian markets including China, India, and Singapore.

o Lycos Japan raised an additional $32 million of financing and added Kadokawa Shoten, a leading media company, to the joint venture as a 7.4% partner with Lycos, Inc., Sumitomo Corporation and Internet Initiative Japan.

Acquisitions

o Lycos acquired Quote.com, one of the Web's most comprehensive financial information destinations, for $78 million in stock.

o Lycos acquired IMDI, makers of Sonique, one of the world's most popular MP3 audio players, for $55 million in stock.

o Lycos completed the acquisition of Gamesville.com for $207 million in stock. Gamesville is one of the Web's premier content and direct marketing companies, and one of the stickiest sites on the Internet.

o Lycos acquired Valent Software Corporation, maker of NetClubs, a leading Internet community services platform, for $45 million in stock. Valent's NetClubs powers Lycos Clubs, a core community service within the Lycos Network providing the infrastructure and tools to link more than 62,000 separate online clubs that convene regularly across the Lycos Network.

Strategic Initiatives

o Lycos Ventures, L.P., a strategic investment fund created by Lycos, Inc. and a world-class group of partners, completed investments in 10 companies including LifeMinders.com and Conducent.

o Internet Commerce Services Corporation (iCOMS), a leading commerce applications services provider, and Lycos entered into a long-term strategic relationship in which Lycos acquired a 14 percent stake in iCOMS.

o Lycos and Trellix(R) announced a comprehensive technology and marketing agreement. Under the terms of the agreement, Trellix will license hosting platform technology from Lycos, enabling Trellix to offer a complete Web site building and private label hosting service to online communities. Also, Lycos now offers significantly improved features to builders on its Tripod community site. As part of the agreement, Lycos will take up to a
     9.5 percent equity stake in Trellix.

o Lycos acquired a 10 percent stake in Autoweb, a leading consumer automotive Internet service. Lycos and Autoweb also announced a four-year strategic alliance to build and jointly operate a new online automotive channel and deliver unique marketing and e-commerce opportunities to the auto industry.

o Lycos and CMGI's First-Up launched a free Internet access service, Lycos Free Internet Access, to complement the high quality, free dial-up access services offered by its joint venture partners in Europe and Asia. In addition, Lycos Europe's free ISP, Comundo, exceeded one million users in Germany.

Wireless Offerings

o AnyDay.com, provider of comprehensive, online calendar services, and Lycos entered into a comprehensive distribution agreement under which AnyDay will provide Lycos Calendar AnyDay, a wireless-enabled, comprehensive, co-branded online calendar service to Lycos Network users.

o Pixo, Inc., a leading developer of mobile commerce solutions, and Lycos, Inc. announced that they are working together to extend Web access from the desktop to wireless phones including mobile transaction capabilities. The optimized browser and streamlined purchasing give Lycos users a better wireless Web experience.

o Ericsson, a leading provider of telecommunications solutions, and Lycos announced an agreement to deliver Internet content to wireless service users.

o Lycos launched wireless-enabled alert technologies and other user-driven personalization solutions for wireless devices, powered by Puma Technology. When Lycos users activate the new tool on the search results page, they receive automatic notification of any updates to the search results. Users have the flexibility to designate phones, pagers, handheld devices or their e-mail address as the destination for their notification message.

o Handango, the world's largest Internet marketplace for handheld computing solutions, and Lycos launched a new marketplace on the Lycos Network that hosts the most comprehensive collection of handheld software, hardware and accessories for Palm and Windows-powered devices.

Commerce

o Sales volume generated through Lycos's e-commerce partnerships grew 224% from the previous year.

o Launched Lycos Shop in October '99 - a shopping portal designed to make shopping easier for on- line consumers by aggregating brand named and specialty merchants across multiple shopping categories.

o    Unique visitors to Lycos Shop grew 77% from Jan '00 to June '00.

o The number of merchants in Lycos Shop grew from 25 in October 1999 to over 3,150.

o Launched Lycos Auctions in August '99 - in just one year, rank 4th in reach in the consumer-to- consumer auction market.

o Lycos Auctions average weekly page views surged 533% from the previous year.

o Launched Lycos Classifieds destination in June '00 - grew listings base from 1,000 to 850,000 today.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, the level of usage of the Internet and traffic to the Company's Internet site, continued acceptance of the Company's products, demand for Internet advertising, seasonal trends in advertising sales, the advertising budgeting cycles of individual advertisers, capital expenditures and other costs relating to the expansion of operations, the introduction of new products or services by the Company or its competitors, the mix of the services sold and the channels through which those services are sold, pricing changes, general economic conditions and specific economic conditions in the Internet industry and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Investors and security holders are urged to read the proxy statement/prospectus regarding the Terra Lycos business combination transaction referenced above because it will contain important information. The proxy statement/prospectus has been filed and a copy may be requested from the Securities and Exchange Commission. It will be made available for free at the Commission's Web site at www.sec.gov. within the next few weeks.

About Lycos, Inc. (http://www.lycos.com)


Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gamesville, Lycos Zone and Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

(C)2000 Lycos, Inc. all rights reserved. Lycos(R)is a trademark of Carnegie Mellon University. All other trademarks or service marks mentioned herein are those of respective owners.

                                                                             9

                                  LYCOS, INC.
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
               EXCLUDING MERGER AND ACQUISITION-RELATED EXPENSES
                     AND OTHER NON-RECURRING ITEMS (1) (2)
                     (In thousands except per share data)


                                                         Three Months Ended                 Fiscal Year Ended
                                                              July 31,                           July 31
                                                   -----------------------------      -----------------------------

                                                         2000            1999              2000            1999
                                                   -----------------------------      -----------------------------
                                                           (Unaudited)                        (Unaudited)

Revenues:
     Advertising                                       $56,919          $32,990          $191,653          $96,459
     Electronic commerce and other                      30,995           13,457            99,297           42,081
                                                     --------------------------         --------------------------
     Total revenues                                     87,914           46,447           290,950          138,540

Cost of revenues                                        14,194           10,032            52,312           29,273
                                                     --------------------------         --------------------------

     Gross profit                                       73,720           36,415           238,638          109,267

Operating expenses:
     Research and development                           13,319            8,771            46,916           26,963
     Sales and marketing                                41,902           24,272           148,768           79,325
     General and administrative                          7,087            7,934            27,811           17,528
                                                     --------------------------         --------------------------
Total operating expenses, excluding merger and
     acquisition-related expenses and other non-
     recurring items                                    62,308           40,977           223,495          123,816
                                                     --------------------------         --------------------------
Pro forma operating income (loss), excluding
     merger and acquisition-related expenses and
     other non-recurring items                          11,412           (4,562)           15,143          (14,549)

Interest income, net                                    11,254            1,387            23,398            6,274
Minority interest and other, net                        (1,173)               -            (2,263)               -
                                                     --------------------------         --------------------------
Pro forma net income (loss), before taxes,
     excluding merger and acquisition-related
     expenses and other non-recurring items             21,493           (3,175)           36,278           (8,275)
                                                     --------------------------         --------------------------

Provision for income taxes                               8,597              138            14,511              138
                                                     --------------------------         --------------------------
Pro forma net income (loss), excluding merger and
     acquisition-related expenses and other non-
     recurring items                                 $  12,896          $(3,313)        $  21,767          $(8,413)
                                                     ==========================         ==========================
Pro forma basic net income (loss) per share,
     excluding merger and acquisition-related
     expenses and other non-recurring items          $    0.12           $(0.04)        $    0.19           $(0.09)
                                                     ==========================         ==========================
Weighted average shares used in computing
  pro forma basic net income (loss) per share
  excluding merger and acquisition-related
  expenses and other non-recurring items (2)           110,400           89,810           111,695           88,960
                                                     ==========================         ==========================

These pro-forma consolidated financial statements exclude merger and acquisition related expenses, including the amortization of goodwill and non-recurring expenses and gains related to: a legal settlement, international joint ventures and Lycos Ventures, L.P. They do not purport to be financial statements prepared in accordance with Generally Accepted Accounting Principles.

These pro-forma consolidated financial statements have been restated to reflect the acquisition of Gamesville, Inc., accounted for as a pooling of interests. Weighted average shares used in computing basic and diluted pro forma net income per share for the three and twelve months ended July 31, 2000 include Lycos common stock from the conversion of Gamesville, Inc.

common stock and preferred stock on December 3, 1999, which is included as outstanding for all periods presented, the conversion of Quote.com, Inc. common stock, preferred stock and warrants on December 6, 1999, the conversion of Valent Software Corporation common stock, preferred stock and options on February 2, 2000, and the conversion of MetroSplash.com, Inc. stock options on July 31, 2000.

                                                                            11

                                  LYCOS, INC.

                   CONSOLIDATED STATEMENTS OF OPERATIONS (1)
                     (In thousands except per share data)

                                                         Three Months Ended                 Fiscal Year Ended
                                                              July 31,                           July 31
                                                   -----------------------------      -----------------------------

                                                         2000            1999              2000            1999
                                                   -----------------------------      -----------------------------
                                                           (Unaudited)                        (Unaudited)

Revenues:
  Advertising                                          $ 56,919         $ 32,990         $ 191,653         $ 96,459
  Electronic commerce and other                          30,995           13,457            99,297           42,081
                                                       -------------------------         --------------------------
     Total revenues                                      87,914           46,447           290,950          138,540

Cost of revenues                                         14,194           10,032            52,800           29,273
                                                       -------------------------         --------------------------

     Gross profit                                        73,720           36,415           238,150          109,267

Operating expenses:
     Research and development                            13,319            8,771            47,352           26,963
     Sales and marketing                                 41,902           24,272           148,768           79,325
     General and administrative                           7,337            7,934            31,781           17,528
     Amortization of intangible assets                   37,191           16,741           134,063           52,428
     Total operating expenses                            99,749           57,718           361,964          176,244
                                                       -------------------------         --------------------------
Operating loss                                          (26,029)         (21,303)         (123,814)         (66,977)

Interest income, net                                     11,254            1,387            23,398            6,274
Minority interest and other, net                         (1,173)               -            (2,263)               -
Equity share of losses in affiliates, net               (20,651)          (1,360)          (32,407)          (1,360)
Gain on sale of investment                                    -                -           270,237           10,119
                                                       -------------------------         --------------------------

Net income (loss) before income taxes                   (36,599)         (21,276)          135,151          (51,944)
                                                       -------------------------         --------------------------

Provision for income taxes                                2,891              138           114,146              138
                                                       -------------------------         --------------------------

Net income (loss)                                      $(39,490)        $(21,414)        $  21,005         $(52,082)
                                                       =========================         ==========================

Basic net income (loss) per share                        $(0.36)          $(0.24)            $0.20           $(0.59)
                                                       =========================         ==========================

Diluted net income (loss) per share                      $(0.36)          $(0.24)            $0.19           $(0.59)
                                                       =========================         ==========================

Weighted average shares used in computing basic
     net income (loss) per share (1)                    110,400           89,810           105,211           88,960
                                                       =========================         ==========================
Weighted average shares used in computing diluted
     net income (loss) per share (1)                    110,400           89,810           111,695           88,960
                                                       =========================         ==========================


(1) These consolidated financial statements have been restated to reflect the acquisition of Gamesville, Inc., accounted for as a pooling of interests. Weighted average shares used in computing basic and diluted net income
     (loss) per share for the three and twelve months ended July 31, 2000 include Lycos common stock from the conversion of Gamesville, Inc. common stock and preferred stock on December 3, 1999, which is included as outstanding for all periods presented, the conversion of Quote.com, Inc. common stock, preferred stock and warrants on December 6, 1999, the conversion of Valent Software Corporation common stock, preferred stock and options on February 2, 2000, and the conversion of MetroSplash.com, Inc. stock options on July 31, 2000.

                                  LYCOS, INC.
                   CONDENSED CONSOLIDATED BALANCE SHEETS (1)
                                (In thousands)


                                                        July 31,     July 31,
                                                         2000          1999
                                                     ------------   ----------

Assets
 Cash and cash equivalents                            $  640,064     $166,506
   Accounts receivable, net                                29197       25,830
   Electronic commerce and other receivables, net          99640      119,872
   Property and equipment, net                             10689        7,726
   Investments                                            419898       48,001
   Intangible assets, net                                 544813      505,682
   Other assets                                             8143       16,182
                                                      ----------     --------

     Total assets                                     $1,752,444     $889,799
                                                      ==========     ========


Liabilities and stockholders' equity
 Accounts payable and accrued expenses                   $61,946     $ 24,692
 Deferred revenues                                        128122      119,950
 Deferred taxes                                            76255          138
 Other liabilities                                          8407        5,549
     Total liabilities                                    274730      150,329
                                                      ----------     --------

Stockholders' equity                                     1477714      739,470
                                                      ----------     --------

     Total liabilities and stockholders' equity       $1,752,444     $889,799
                                                      ==========     ========

(1) These consolidated financial statements have been restated to reflect the acquisition of Gamesville, Inc., accounted for as a pooling of interests.


                                     ###